UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
July 29, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 29, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Graham Briggs, Chief Executive Officer of Harmony Gold Mining Company Limited,
has pleasure in inviting you to attend a presentation on Harmony’s 2008 year-end financial results and the quarter ending 30 June 2008.
DATE
Friday 15 August 2008
TIME
08:00 for 09:00
VENUE
Michelangelo Hotel
Nelson Mandela Square
West Street, Sandton
RSVP: Allyson Hartslief
Harmony Gold Mining Company Limited
Tel +27 11 411 2011
Email: allyson.hartslief@harmony.co.za
SENS disclosure
Harmony’s year-end results will be released on the JSE Limited’s SENS at 08:00 on 15 August and simultaneously on the company’s web site at www.harmony.co.za. The PowerPoint presentation will be available on the Harmony website from 08:30.
Interested parties can join the presentation via the audio bridge and view the presentation live on the internet on Harmony’s website.
SUMMIT TV
The presentation will be televised live on Summit TV to viewers on DSTV Channel 412 at 09:00 (SA time). Webcast facilities (www.harmony.co.za) will be available. The conference call details are stated below.
Conference Call Details
Friday 15 August 2008 at 15:00 (South African time)
The conference call details are also available on our website.
Access numbers for participants dialing from their country:

South Africa (Toll-Free):	0 800 200 648
South Africa (Toll):	011 535 3600
UK (Toll-free):	0 800 917 7042
USA (Toll):	1 412 858 4600
USA (Toll-free):	1 800 860 2442
Australia (Toll-free):	1 800 350 100
Canada (Toll-free):	1 866 519 5086

PLAYBACK
South Africa (Toll):	011 305 2030, Code 2668#
USA (Toll):	1 412 317 0088, Code 2668#
UK (Toll-Free):	0 808 234 6771, Code 2668#
Other Countries:	+27 11 305 2030, Code 2668#